SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 000-30540

GIGAMEDIA LIMITED

392 Ruiguang Road, 10F

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

Departure of GigaMedia’s chief strategy officer

Effective September 1, 2012, GigMedia’s chief strategy officer, John Lee, is departing the company to pursue personal interests. His decision to leave the company comes as GigaMedia revamps its online games business and expands its strategy and operational holdings to focus on opportunities in cloud computing services in Asia.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: September 3, 2012	By: /s/ Dirk Chen
(Signature)
Name: Dirk Chen
Title: Chief Financial Officer